EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including any amendment thereto) with respect to the Common Stock, par value $0.001 per share, of Azonic Corporation, a Nevada corporation, and that this Agreement be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute on and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 2nd day of February, 2005.

FILIPPO GUANI REVOCABLE TRUST

By:	/s/ Filippo Guani
Filippo Guani, Trustee

/s/ Filippo Guani
Filippo Guani

/s/ Santina Guani
Santina Guani